October 2, 2008

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:           Pay By The Day Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 25, 2008
File No. 333-149552

Dear Mr. Owings:

We represent Pay By The Day Holdings, Inc. (“Pay By The Day Holdings” or the “Company”).  We are in receipt of your letter dated October 1, 2008, the following are our responses.

Consolidated Statement of Operations and Comprehensive Loss, page 29

1.	Please revise your statement of operations for the interim nine months ended May 31 and present earnings per share.

Response:  The statement of operations has been revised to present earnings per share for the nine months ended May 31.

Very truly yours,

ANSLOW & JACLIN, LLP

By: Gregg E. Jaclin
      GREGG E. JACLIN